Exhibit 23.1

Tel: 713-960-1706 Fax: 713-960-9549 www.bdo.com	2929 Allen Parkway, 20th Floor Houston, TX 77019

Consent of Independent Registered Public Accounting Firm

Perimeter Solutions, S. À

Grand Duchy of Luxembourg

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated March 31, 2022, relating to the consolidated financial statements of Perimeter Solutions, S. À, which is contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Houston, Texas

May 2, 2022

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.